MECHEL REPORTS 9M2017 OPERATIONAL RESULTS

Moscow, Russia – November 28, 2017 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 9M2017 operational results.

Production and sales for 9M2017

Production:

	9M2017, thousand	9M2016, thousand		3Q2017, thousand	2Q2017, thousand
Product Name	tonnes	tonnes		tonnes	tonnes
Run-of-mine coal	15,694	17,087	-8%	5,363	5,257	2%
Pig iron	3,048	3,012	1%	1,01	991	+2%
Steel	3,217	3,127	3%	1	1,096	-9%

Sales:

	9M2017, thousand	9M2016, thousand		3Q2017, thousand	2Q2017, thousand
Product Name	tonnes	tonnes		tonnes	tonnes
Coking coal
concentrate	5,97	6,491	-8%	1,898	2,076	-9%
Including coking coal concentrate supplied to third parties	3,669	4,23	-13%	1,198	1,256	-5%
PCI	1,006	1,317	-24%	324	341	-5%
Including PCI supplied to third parties	1,006	1,317	-24%	324	341	-5%
Anthracites	1,219	1,365	-11%	409	362	13%
Including anthracites supplied to third parties	1,057	1,165	-9%	362	309	17%
Steam coal	4,642	5,363	-13%	1,478	1,576	-6%
Including steam coal supplied to third parties	4,11	4,543	-10%	1,297	1,453	-11%
Iron ore concentrate	2,037	2,078	-2%	637	749	-15%
Including iron ore concentrate supplied to third parties	23	18	29%	12	8	47%
Coke	2,038	2,151	-5%	656	660	-1%
Including coke supplied to third parties	594	710	-16%	180	178	1%
Ferrosilicon	47	59	-20%	17	17	4%
Long rolls	2,214	2,258	-2%	747	761	-2%
Flat rolls	453	353	28%	149	151	-2%
Hardware	504	498	1%	172	178	-4%
Forgings	35	30	14%	8	12	-36%
Stampings	69	55	25%	22	23	-3%
Electric power generation (thousand kWh)	2,498,812	2,474,113	1%	820,43	746,466	10%
Heat power generation (Gcal)	3,770,216	3,770,622	0%	679,087	1,003,762	-32%

Key investment projects progress

Universal rolling mill:

	9M2017, thousand	9M2016, thousand		3Q2017, thousand	2Q2017, thousand
	tonnes	tonnes		tonnes	tonnes
Rails, beams and
shapes	484	357	35%	170	156	9%

Elga coal complex:

	9M2017, thousand	9M2016, thousand		3Q2017, thousand	2Q2017, thousand
	tonnes	tonnes		tonnes	tonnes
Run-of-mine coal	3,049	2,884	6%	1,116	1,097	2%

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 9M2017 operational results:

“Despite some infrastructural limitations which contributed to a slight decrease in coal product sales, as well as the slump in steel production due to large-scale repairs traditional for this period, as a whole the Group’s facilities demonstrated a good level of operations. We would like to note the increase in production at our key investment projects — the universal rolling mill demonstrated a nine-percent growth in this accounting period, and Elga Coal Complex a two-percent growth. Global prices for our key product — coking coal — demonstrated mixed dynamics, but generally maintained a level that was very comfortable for us. Demand for quality coals in Asia Pacific is on the rise. In 2017, the trend for increased imports of high-quality coking coal to China was marked, and we can say now that in 2017 imports to this country will reach a four-year maximum. Mechel is consistently working on increasing its coal sales to China and other Asia Pacific countries. In 9M2017, we shipped 6% more to this region compared to the same period last year.

“Coking coal concentrate sales went down by 9% in the third quarter quarter-on-quarter. This was caused by an unsteady supply of wagons due to a lack of railway stock in the Russian Railways network. Nevertheless, in this accounting period we doubled our coking coal concentrate exports from Elga Coal Complex thanks to the increase in concentrate production as coking coal’s share in the overall mining volume went up.

“The five-percent decrease in PCI sales in the third quarter was primarily due to infrastructure limitations at Port Posiet as floods hit the Primorye Region.

“The price trend had a positive effect on the anthracite sales which went up by 13% in the accounting period. We increased anthracite exports both to Europe and Asia Pacific, including Japan, which was a first for us.

“The six-percent decrease in the third-quarter steam coal sales was due to coking coal increasing its share in the mining at Yakutugol and the Elga deposit, as well as the lack of railway stock for export shipments of this type of product, as we gave priority to coking coal concentrate as the more lucrative product. This situation caused us to accumulate additional stockpiles of steam coal which we expect to market in the fourth quarter. At the same time, we are meeting all our obligations on quarterly supplies of steam coal to our clients in the Far East.

“As for iron ore concentrate, the 15-percent decrease in its sales was due to temporary geological reasons, namely a lower iron content in the ore.

“As the prices went slightly down, we managed to maintain coke production and sales at the level of the previous quarter. At the same time, we nearly doubled our sales to Turkey.

“In the 3Q2017, Mechel’s steel division increased pig iron production by 2%. Steel production went down by 9% due to planned repairs of our technological equipment at Chelyabinsk Metallurgical Plant’s oxygen converter workshop.

“Sales of flat and long rolls in the third quarter remained mostly on the previous quarter’s level. We continue implementing our strategy on increasing the share of more profitable products. For example, in this accounting period we increased sales of such a lucrative product as stainless steel flats by 16%. As for long rolls, we re-distributed our resources in favor of products made at Chelyabinsk Metallurgical Plant’s universal rolling mill. In this accounting period, our rail sales went up by 23% and beam sales by 3%. As of now, 90% of our rail sales are made to Russian Railways and its subsidiaries. In September, we won a tender for rail supplies for construction of Moscow Metro’s Third Interchange Circle, which will become Moscow’s second largest underground ring. We also plan to bring the universal rolling mill’s rails to European markets in the near future. In August we received a certificate of compliance with European TSI standard for two of our rail profiles. As of today, the universal rolling mill has mastered production of 51 types of products, including four rail types.

“Sales of Bratsk Ferroalloy Plant’s ferrosilicon went up by 4% in the third quarter due to an improvement in prices.

“On the market for construction range hardware over the past few years we have observed a shift in the seasonal factor — the high season shifts onto the fourth quarter instead of traditional summer months. We decided to aim for increasing the share of our high-margin products, used in engineering, nuclear, space and defense industries that do not have a seasonal factor, and this year we managed to achieve that goal. So, despite a slight decrease in volumes (-4%), we managed to increase the average sales price and reduce costs.

“This year we see a stronger demand and an improvement in prices year-on-year for forgings in Europe due to weaker activity from Chinese suppliers. So this year we managed to increase sales of these types of products by 14%. The 36-percent decrease quarter-on-quarter is due to some shipments being transferred to the fourth quarter. We have cinched contracts with all Russian major consumers of axles, and we see a steady demand for this product from wagon-building companies.

“The power division’s facilities ensured electricity and heat generation over these nine months in exact accordance with the production plan. The increase in electricity sales in the third quarter, quarter-on-quarter, was due to completion of repairs at Southern Kuzbass Power Plant.”

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Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.